Exhibit 12.1
Calculation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2008		2007	2006		2005		2004
RATIO OF EARNINGS TO FIXED CHARGES:
Pre-tax (loss) income from continuing operations before adjustment for income from equity investees	(38,132)		(248,767)	(11,750)		(12,390)		(14,321)

Fixed charges:
Interest expense (a)	101,144		83,025	26,570		21,795		22,114
Interest portion of rent expense (b)	8,845		4,351	2,956		2,504		1,849

Total fixed charges	109,989		87,376	29,526		24,299		23,963

Total earnings (loss)	71,857		(161,391)	17,776		11,909		9,642

Ratio of earnings to fixed charges	0.7x		—	0.6x		0.5x		0.4x
Ratio of coverage deficiency	(c	)	(c )	(c	)	(c	)	(c	)

(a)	Interest expense includes the write-off and amortization of deferred financing costs and the write-off and amortization of non-cash discounts associated with our debt issuances and stock dividends.

(b)	Includes approximately one-fourth of the rent expense for each period presented which management believes is a reasonable approximation of the interest component of such rentals.

(c)	Due to the loss from operations for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, there were insufficient earnings of $38.1 million, $248.9 million, $11.8 million, $12.4 million and $14.3 million, respectively, to cover fixed charges.